SECURITIES AND EXCHANGE COMMISSION
                           WASHINGTON, D.C. 20549


                               SCHEDULE 14D-9
                   SOLICITATION/RECOMMENDATION STATEMENT
                    PURSUANT TO SECTION 14(D)(4) OF THE
                      SECURITIES EXCHANGE ACT OF 1934
                             (AMENDMENT NO. 1)


                         ORION CAPITAL CORPORATION
                         (NAME OF SUBJECT COMPANY)

                         ORION CAPITAL CORPORATION
                    (NAME OF PERSON(S) FILING STATEMENT)


                       COMMON STOCK, PAR VALUE $1.00
                                 PER SHARE
                       (TITLE OF CLASS OF SECURITIES)

                                686268-10-3
                   (CUSIP NUMBER OF CLASS OF SECURITIES)

                            JOHN J. MCCANN, ESQ.
                   EXECUTIVE VICE PRESIDENT AND SECRETARY
                         ORION CAPITAL CORPORATION
                            9 FARM SPRINGS ROAD
                            FARMINGTON, CT 06032

                               (860) 674-6834

    (NAME, ADDRESS AND TELEPHONE NUMBER OF PERSON AUTHORIZED TO RECEIVE NOTICE AND COMMUNICATIONS ON BEHALF OF THE PERSON(S) FILING STATEMENT)


                              WITH A COPY TO:

                            ALAN C. MYERS, ESQ.
                  SKADDEN, ARPS, SLATE, MEAGHER & FLOM LLP
                              919 THIRD AVENUE
                       NEW YORK, NEW YORK 10022-3897
                               (212) 735-3000



                                INTRODUCTION

           Orion Capital Corporation, a company incorporated under the laws of the State of Delaware (the "Company"), hereby amends and supplements its Solicitation/Recommendation Statement on Schedule 14D-9 initially filed with the Securities and Exchange Commission on July 16, 1999, relating to the offer by NTG Acquisition Corp., a company incorporated under the laws of the State of Delaware ("Purchaser"), to purchase all of the issued and outstanding common stock, par value $1.00 per share, of the Company (the "Shares"), upon the terms and subject to the conditions set forth in the Offer to Purchase dated July 16, 1999 and the Letter of Transmittal dated July 16, 1999.


 ITEM 4.     THE SOLICITATION OR RECOMMENDATION

      Item 4(b) is hereby amended and supplemented by deleting and replacing in their entirety roman numerals (ix) and (x) of the eleventh paragraph with the following:

      (ix) The fact that the terms of the Merger Agreement, including the price to be paid, compare favorably to the terms and prices paid in other recent acquisition transactions. The following transactions in 1999 and 1998 were considered:

   Acquiring Company                    Acquired Company
   -----------------                    ----------------

    Fireman's Fund Insurance Co.        Wm. H. McGee & Company
    Fortis                              American Bankers Insurance Group Inc.
    XL Capital Ltd.                     NAC Re Corp.
    The Chubb Corporation               Executive Risk Inc.
    AXA-UAP                             GRE Financial Ltd.
    Liberty Mutual Insurance Co.        GRE Financial Ltd.
    ACE Limited                         CIGNA Property and Casualty Businesses
    EXEL Ltd.                           Intercargo Corporation
    Markel Corporation                  Gryphon Holdings Inc.
    Ohio Casualty Corporation           Great American Insurance Company
    Associates First Capital Co.        The Northland Company
    Fund American Companies             Folksamerica Group
    Berkshire Hathaway Inc.             General Re Corporation
    Nationwide Mutual Insurance Co.     Allied Group Inc.
    Guardian Royal Exchange Plc.        The Netherlands Insurance Company
    EXEL Ltd.                           Mid Ocean Ltd.
    The St. Paul Companies Inc.         USF&G Corporation

      (x) Possible alternatives to the Offer that might be available to the Company and its shareholders, including, without limitation, continuing to operate the Company as a independent entity and the risks associated therewith. In this connection, the Board considered pursuing investments in or joint ventures with other entities engaged in businesses similar to the Company's or investments by such entities in the Company. The Board also considered the likelihood that any other entity would be willing and able to complete a transaction involving the acquisition of the Company with a price and other terms superior to the Offer and Merger.


 ITEM 5.  PERSONS RETAINED, EMPLOYED OR TO BE COMPENSATED

      Item 5 is hereby amended and supplemented by deleting and replacing in its entirety the second paragraph with the following:

      In addition if the Company is entitled to receive a "break-up fee" or "termination fee," then the Company will pay to DLJ an amount equal to 20% of such fee, less the fee paid in connection with the DLJ Fairness Opinion. In the event that the Company were to receive a breakup or termination fee, the Merger Agreement would have been terminated and DLJ would not receive the transaction fee described in the preceding paragraph. Accordingly, in order to compensate DLJ for its time and effort on the Company's behalf under this circumstance, and as part of the overall negotiations relating to DLJ's engagement as financial advisor and the fees to be paid by the Company to it, the Company determined that it would be appropriate, and accordingly agreed, to pay DLJ a portion of any break-up or termination fee it received.


                                 SIGNATURE

      After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.


                               ORION CAPITAL CORPORATION


                               By: /s/ W. Marston Becker
                                   -----------------------------
                                   W. Marston Becker
                                   Chairman and Chief Executive Officer